UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

CALL NOW, INC. (Name of Issuer)
COMMON STOCK (NO PAR VALUE) (Title of Class of Securities)
131004 10 3 (CUSIP Number)
Robert Ouriel
Law Offices of Robert Ouriel
Attorneys and Counselors at Law
212 W. 71st Street, Suite 1B
New York, NY 10023
(212) 580-9579
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 03, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 131004 10 3

1.	Names of Reporting Persons. Christopher J. Hall

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,387,107

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,387,107

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,387,107

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.9%

14.	Type of Reporting Person IN
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Amendment No. 1
to
Statement on Schedule 13D

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 11, 2002, by Christopher J. Hall relating to the common stock, par value $.01 per share (the "Common Stock"), of Call Now, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration:

          Item 3 is hereby amended and supplemented by adding the following:

         From December 26, 2001 to February 27, 2002 Mr. Hall purchased an additional 110,450 Shares of the Company¢s common stock as follows: 60,450 Shares were purchased by Mr. Hall as an individual and 50,000 Shares were purchased in the name of The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall.

         On March 1, 2002, a voting agreement whereby Mr. Hall was entitled to vote approximately 600,000 additional shares expired.

         Subsequent to the acquisition of the above shares and the expiration of the voting agreement, Mr. Hall was the beneficial owner of 5,387,107 Shares or 53.9% of the outstanding shares of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating subsections (a) and (b) and supplementing subsection (c) by adding the following:

(a)

The equity securities to which this statement relates consists of 5,387,107 shares of Common Stock, including: 223,957 shares of Common Stock owned by Bayshore Investment Trading Corp., a company owned 100% by Mr. Hall; 1,100 shares of Common Stock owned by Phoenix Investment Trading Partners, Inc., a company owned 100% by Mr. Hall; 346,100 shares of Common Stock owned by The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall; and 1,400,000 Common Stock Purchase Options and 3,415,950 shares of Common Stock owned by Mr. Hall, as an individual.

(b)

Mr. Allen is a United States citizen and resides at PMB 100, P.O. Box 5005, Rancho Santa Fe, CA 92067. Mr. Hall has the sole power to vote and dispose of the Common Stock owned by him, Bayshore, Phoenix, and Hemisphere.

(c) During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock as set forth below:
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Date	Number of Shares	Average Consideration Paid per Share
February 4, 2002 February 11, 2002 February 12, 2002 February 12, 2002 February 12, 2002 February 12, 2002 February 27, 2002	11,600 7,500 10,900 10,000 10,000 10,000 10,000	$0.30 $0.30 $0.30 $0.26 $0.28 $0.30 $0.32

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: March 27, 2002
By:	/s/ Christopher J. Hall Christopher J. Hall
Title:	An individual

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